                                  SCHEDULE 13G

                                 (Rule 13d-102)

           Information to be Included in Statements Filed Pursuant to
                    Rule 13d-1(b), (c) and (d) and Amendments
                      thereto Filed Pursuant to Rule 13d-2.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934

                                FreeMarkets, Inc.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    356602102
                -------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

--------------------------------------------------------------------------------
1. Names of Reporting Persons/I.R.S Identification Nos. of Above Persons (Entities Only)

            Glen T. Meakem
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group              (a) [   ]
                                                                   (b) [   ]
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

            Glen T. Meakem is a United States citizen
--------------------------------------------------------------------------------

                                    5.  Sole Voting Power
         Number of                          3,584,000 (includes currently
                                            exercisable rights to purchase
           Shares                           432,000 shares)
                                    --------------------------------------------
        Beneficially
                                    6.  Shared Voting Power
          Owned by                          0

            Each                    --------------------------------------------
                                    7.  Sole Dispositive Power
          Reporting                         3,584,000 (includes currently
                                            exercisable rights to purchase
           Person                           432,000 shares)

                                    --------------------------------------------
                                    8.  Shared Dispositive Power
                                            0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,584,000 (includes currently exercisable rights to purchase 432,000 shares)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                       [   ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

                                    10.1%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

                                    IN
--------------------------------------------------------------------------------

Item 1(a)         Name of Issuer:
                  FreeMarkets, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  One Oliver Plaza
                  210 Sixth Avenue
                  Pittsburgh, PA 15222

Item 2(a)         Name of Persons Filing:
                  Glen T. Meakem

Item 2(b)         Address of Principal Business Office or, if none, Residence:
                  One Oliver Plaza
                  210 Sixth Avenue
                  Pittsburgh, PA 15222

Item 2(c)         Citizenship:
                  Glen T. Meakem is a United States citizen

Item 2(d)         Title of Class of Securities:
                  Common Stock, $0.01 par value

Item 2(e)         CUSIP Number:
                  356602102

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13-d-2(b) or (c), check whether the person filing is a:

        (a) [  ]  Broker or dealer registered under Section 15 of the Exchange
                  Act.

        (b) [  ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

        (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) by the Federal Deposit Insurance Act;

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j) [  ]  Group, in accordance with Rule 13d-1(b)(ii)(J);

         Item 4.           Ownership.

                  (a)      Amount beneficially owned:
                                  3,584,000(1) (includes currently exercisable rights to purchase 432,000 shares)

                  (b)      Percent of class:   10.1%

                  (c)      Number of shares as to which the person has:

                           (i) -    Sole power to vote or to direct the vote:
                                    3,584,000 (includes 432,000 options
                                    currently exercisable)

                           (ii) -   Shared power to vote or to direct the vote:
                                    0

                           (iii) - Sole power to dispose or to direct the disposition of: 3,584,000 (includes 432,000 options currently exercisable)

                           (iv) - Shared power to dispose or to direct the disposition of: 0

         Item 5.           Ownership of Five Percent or Less of a Class.
                                 Not Applicable

         Item 6.           Ownership of More than Five Percent on Behalf of
                           Another Person.
                                 Not Applicable

         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                                 Not Applicable

         Item 8.           Indemnification and Classification of Members of the
                           Group.
                                 Not Applicable

         Item 9.           Notice of Dissolution of Group.
                                 Not Applicable

         Item 10.          Not Applicable

         Note (1):         305,225 shares held directly;
                           304,575 shares held by Paine Webber as IRA Custodian
                           2,542,200 shares held by SnowLine Partners, L.P.

         SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  February  14, 2000


         /s/ Glen T. Meakem
         ----------------------------
         Glen T. Meakem